SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934

                              File No. 0-17140

                        For the month of October 2002

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....

Exhibit Index

Exhibit No.

1.   Listing Application, dated 31 October 2002
2. The Tomkins Employee Share Trust - Disclosure of interest in shares, dated 22 October 2002
3.   Notification of Major Interests in Shares,dated 18 October 2002
4.   Notification of Major Interests in Shares,dated 10 October 2002
5.   Notification of Major Interests in Shares,dated 2 October 2002
6.   Notification of Major Interests in Shares,dated 2 October 2002
7. Tomkins acquires HVAC dampers business from Johnson Controls Inc., dated 2 October 2002



Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.

Exhibit No. 1

31 October 2002

Listing application

Tomkins plc announces that it has made an application for the listing of 795,000 ordinary shares of 5p each fully paid, such shares being pursuant to an employee share scheme and allotted to the trustees of the Tomkins Employee Share Trust.

Exhibit No. 2

The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


22 October 2002


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol, A J Reading and K Lever.

2. Transaction date: 9 October 2002.

3. Date Company informed: 21 October 2002 (by Trustees).

4. Number of shares disposed: 59,802 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in a third party, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Denise Burton
Deputy Company Secretary

Exhibit No. 3


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Tomkins plc

2. Name of shareholder having a major interest

   Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



      Chase Nominees Limited (A/c des.18408)                 115,016
      Chase Nominees Limited (A/c des.20947)               7,782,654
      Barclays Capital Nominees Limited                       50,906
      Barclays Trust Co & Others                              14,670
      Barclays Trust Co DMC69                                 89,338
      Barclays Trust Co R69                                  202,335
      Chase Nominees Limited (A/c des. 16344)                108,430
      Chase Nominees Limited (A/c des. 16345)                223,992
      Chase Nominees Limited (A/c des. 16331)                253,488
      Chase Nominees Limited (A/c des. 16341)                488,473
      Chase Nominees Limited (A/c des. 16341)                706,533
      Chase Nominees Limited                                  42,296
      Chase Nominees Limited (A/c des. 16342)                 78,045
      Chase Nominees Limited (A/c des. 16400)              8,649,594
      CHASE MANHATTAN BANK (A/c des. 527191)               2,612,930
      CHASE MANHATTAN BANK (A/c des. 536747)                 275,199
      CHASE MANHATTAN BANK (A/c des. 552942)                 293,649
      Chase Nominees Limited (A/c des. 16376)                196,523
      Clydesdale Nominees (A/c des. 594635)                   26,000
      Clydesdale Nominees (A/c des. 594643)                   26,000
      Clydesdale Nominees (A/c des. 3102317)                   3,625
      Clydesdale Nominees (A/c des. 23000)                     3,000
      INVESTORS BANK AND TRUST CO. (A/c des. 573039)         161,040
      INVESTORS BANK AND TRUST CO. (A/c des. 588888)          10,599
      INVESTORS BANK AND TRUST CO. (A/c des. 590421)           9,786
      JPMORGAN CHASE BANK (A/c des. 540186)                   68,005
      JPMorgan Chase Bank (A/c des. BTGF01IE)                 13,481
      JPMorgan Chase Bank (A/c des. BTGF05IE)                 66,906
      Mitsubishi Trust International (A/c des. BNN024IE)       6,397
      NORTHERN TRUST BANK - BGI SEPA (A/c des. 581610)       146,068
      NORTHERN TRUST BANK - BGI SEPA (A/c des. 584069)        99,925
      State Street (A/c des. BNN032IE)                        11,332
      Sumitomo TB (A/c des. BNN029IE)                          9,184
      Sumitomo TB (A/c des. BNN031IE)                          2,437
      Sumitomo TB (A/c des. BNN036IE)                          5,926
      Swan Nominees Limited                                   83,697
      UBS Limited (A/c des. 583996)                          250,252
      Zeban Nominees Limited                                 249,871

      TOTAL                                               23,437,602



5. Number of shares / amount of stock acquired

  Not notified

  The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%

6. Percentage of issued class

   Not notified

7. Number of shares / amount of stock disposed

   Not applicable

8. Percentage of issued class

   Not applicable

9. Class of security

   Ordinary shares of 5p each

10. Date of transaction

    Not notified


11. Date company informed

    18 October 2002

12. Total holding following this notification

    23,437,602

13. Total percentage holding of issued class following this notification

    3.03217%

14. Any additional information

    Not applicable

15. Name of contact and telephone number for queries

    Denise Burton
    020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

    Denise Burton
    Deputy Company Secretary

Date of notification

   18 October 2002

Exhibit No. 4



Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins plc

2 Name of shareholder having a major interest:
Wellington Management Company, LLP

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not notified

6 Percentage of issued class:
Not notified

7 Number of shares/amount of stock disposed:
Not applicable

8 Percentage of issued class:
Not applicable

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
09 October 2002

12 Total holding following this notification:
31,450,650

13 Total percentage holding of issued class following this notification:
4.06884% (see additional information)

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
10 October 2002

Additional Information:

13. The notification is in respect of the shareholder's notifiable interest increasing to greater than 4%.

Exhibit No. 5



Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins plc

2 Name of shareholder having a major interest:
Wellington Management Company, LLP

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not notified

6 Percentage of issued class:
Not notified

7 Number of shares/amount of stock disposed:
Not applicable

8 Percentage of issued class:
Not applicable

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
1 October 2002

12 Total holding following this notification:
23,263,149

13 Total percentage holding of issued class following this notification:
3.00960% (see additional information)

14 Contact name for queries:
Denise Burton


15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
2 October 2002


Additional Information:

13. The notification is in respect of the shareholder's interest increasing to greater than 3%.

Exhibit No. 6



Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins plc

2 Name of shareholder having a major interest:
Lens Investors (UK) LLC

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Chase Nominees Limited

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
15 February 2002

11 Date company informed:
1 October 2002

12 Total holding following this notification:
10,565,585

13 Total percentage holding of issued class following this notification:
1.36689% (see additional information)

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
2 October 2002

Additional Information:

The shareholder's interest has ceased to be notifiable as it has decreased to below 3%.

Exhibit No. 7


2nd October 2002

Tomkins acquires HVAC dampers business from Johnson Controls Inc.


The Air Systems Components group of Tomkins plc, the global manufacturing and engineering group, has acquired the HVAC dampers business of Johnson Controls Inc. ("JCI") for a maximum consideration of $12 million.

The JCI dampers business manufactures and sells "Economizer" and other dampers for the OEM and commercial construction markets. Under the agreement, Ruskin will take over the manufacturing and marketing control of JCI's "Economizer" dampers, which will be sold under the Ruskin brand name, and will manufacture the JCI range of commercial dampers, which will continue to be marketed by JCI. Manufacture of both product lines will be transferred to existing Tomkins facilities.

This acquisition provides additional products and channels of distribution to sell into the commercial market and also gives access, through a marketing agreement with JCI, to a wider customer base throughout the world.

-ends-

Enquiries to:


        Tomkins plc
        Stephen Devany                     Tel:   + 44 (0) 20 8877 5153
        Head of Corporate Communications
        Finsbury
        Rollo Head                         Tel:   + 44 (0) 20 7251 3801
        Charlotte Festing

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  14 November 2002

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary